SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2010

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ/MF) 02.558.115/0001-21

Company Registry (NIRE) 33.300.276.963

NOTICE TO SHAREHOLDERS

PAYMENT OF DIVIDENDS

We hereby communicate to Shareholders that by resolution of the Annual/Extraordinary General Meeting of Shareholders held on April 27, 2010, the Company will begin, on June 25, 2010, the payment of dividends relative to fiscal year 2009, exclusively for its preferred shares in the form of a priority dividend. Pursuant to Article 47 of the Company’s Bylaws, the value corresponding to the minimum mandatory dividend will be used first to pay the priority dividend of the preferred shares up to the preference limit, and given the Company’s results in the last fiscal year, the common shares will not receive minimum dividends.

1 – DIVIDENDS PER PREFERRED SHARES:

Payment	Preferred Shares (PN)
Dividends	R$ 0.125056349

2 – FORM OF PAYMENT (BOOK-ENTRY SHARES):

2.1. For shareholders with shares held in trust custody, payment is made directly through the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros, and than transferred to shareholders through the custody agents;

2.2. Credit to the bank account designated by the shareholder; and

2.3. Dividends paid through the bank branches of Banco Bradesco S.A., for those not falling within one of the above mentioned alternatives;

3 - GENERAL INSTRUCTIONS:

To qualify to receive dividends, shareholders must present, if individuals, their CPF taxpayer card and personal identification document; if legal entities, shareholders must present the CNPJ corporate taxpayer card, articles of incorporation, bylaws, minutes of the shareholders’ meeting that elected the current officers and the CPF personal taxpayer card and personal identification document of the company’s legal representatives, and when the company is represented by proxy, the respective power of attorney instrument, duly registered, that specifies the power to receive dividends.

4- SHAREHOLDER SERVICES LOCATIONS:

4.1. At any bank branches of Banco Bradesco S.A.;

4.2. Additional clarifications may be obtained at Banco Bradesco S.A. e-mail address: 4010.acecustodia@bradesco.com.br.

Pursuant to Article 287, Item II, Letter “a” of Law 6,404/76 (Brazilian Corporation Law), the right to receive dividends expires in 3 (three) years from the date on which the dividends are made available to shareholders, and under Article 206, Paragraph 3, Item II of Brazil’s Civil Code, the option to make interest, dividend or supplementary payments expires in 3 (three) years.

Rio de Janeiro, June 24, 2010.

Claudio Zezza

Chief Financial and Investors Relations Officer

TIM Participações S.A.

1

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: June 28, 2010	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.